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                                   Exhibit 21

            Subsidiaries of BOE Financial Services of Virginia, Inc.

     Bank of Essex is a wholly owned subsidiary of BOE Financial Services of Virginia, Inc. Essex Services, Inc. is a wholly owned subsidiary of Bank of Essex.